April 21, 2015
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jason Niethamer

Re:	Barnes & Noble, Inc. Form 10-K for the Fiscal Year Ended May 3, 2014 Response dated March 24, 2015 File No. 001-12302

Dear Mr. Niethamer:

We refer to the letter dated April 7, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Barnes & Noble, Inc., a Delaware corporation (the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended May 3, 2014, filed on June 27, 2014.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms that are used in the responses in this letter without definition have the meanings assigned to them in the Company’s letter to the Staff dated February 19, 2015.

Form 10-K for the Fiscal Year Ended May 3, 2014

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

53 Weeks Ended May 3, 2014 Compared with 52 Weeks Ended April 27, 2013

Income Taxes, page F-16

1.	We note your response to prior comment 1 and it remains unclear why the basis of presentation for financial reporting purposes and for tax purposes was identical at April 27, 2013. In this regard, please describe to us in detail the analysis you performed that resulted in your determination that there was not sufficient information to conclude that MSFT would receive less than full reimbursement of the cash advanced as of April 27, 2013 in light of the negative evidence that the LLC generated a net pre-tax loss in excess of $400 million from October 4, 2012 through April 27, 2013. Please cite relevant accounting literature in your response and tell us the facts and circumstances you considered in arriving at your conclusion.

Response:  As a preliminary matter, we would like to address the question above as to whether the net pre-tax loss of $400 million constituted negative evidence regarding the likelihood that Microsoft Corporation (“MSFT”) would receive a full reimbursement of the cash it had advanced through April 27, 2013.  In initially forming NOOK Media LLC (the “LLC”), we contributed two separate lines of business (i.e., our college bookstore and NOOK operations) each with multiple revenue streams and cost bases, and MSFT contributed cash.  Beyond the cash contributed at the initial formation, MSFT entered into a five-year Commercial Agreement (the “CA”) with the LLC in which MSFT agreed to advance additional cash on a quarterly basis.  Pursuant to the CA, the LLC agreed to make cash payments to MSFT out of net revenues generated by the sale of digital content through certain specifically identified distribution platforms.  In other words, the reimbursement paid to MSFT was entirely a function of net revenues derived from certain content sales.  As described in more detail below, substantially all of the LLC’s overall pre-tax losses were driven by losses associated with the NOOK hardware (i.e., device sales), and bore no direct correlation with net revenue from the sale of digital content.  Thus, the LLC’s pre-tax book loss was not determinative of the amounts that MSFT would be reimbursed and therefore the pre-tax book losses were not viewed as negative evidence.

By way of background, at the time that we and MSFT formed the LLC, we had already developed the NOOK device and were successfully distributing digital content within the U.S.  In connection with this business, we had procured one of the most complete digital content catalogues in the world.  MSFT was one of the world’s most successful software development and distribution companies.  Within the U.S., the device market was characterized by substantial competition from Amazon, Apple and other firms.  One of the principal goals of the LLC was to develop device-agnostic digital content distribution channels in the U.S.  This would be accomplished in part by exploiting the recently-released Microsoft Win 8 operating system and through the development of other software delivery mechanisms.  The other principal goal of the LLC was to acquire digital content from non-U.S. publishers and develop device- and software-based distribution platforms for non-U.S. markets.  The non-U.S. markets had seen far less penetration for the distribution of digital content by device manufacturers.

The financial and other commitments surrounding these goals were set out in a number of legal agreements.  One of the principal agreements was the CA.  Another was the Amended and Restated Limited Liability Agreement (the “LLC Agreement”).  Among other things, the CA required MSFT to make two types of payments to the LLC.  The first was a revenue advance (the “Advance”), which would be paid in quarterly installments of $15 million for each of the first three years, with lesser amounts in the later years.  MSFT was also obligated to pay quarterly installments of $6.25 million over the life of the CA in order to offset operating expenses (the “Opex Contribution”).  Under the terms of the LLC Agreement, the $6.25 million quarterly Opex Contributions would be treated for income tax purposes as a capital contribution to the LLC by MSFT, and MSFT would receive an allocation of LLC loss or expense for income tax purposes.  This provision, however, did not specify in which tax year any needed loss allocations should be made.  The CA and LLC Agreement were silent as to the income tax treatment of the Advance and any associated revenue sharing payments.  The difference in the contractual language as between the Opex Contribution and the Advance suggested that a different income tax treatment was warranted.  In the CA, MSFT also agreed to forego creditors’ rights with respect to the Opex Contributions and, to the extent not repaid through revenue sharing within each year of the CA (the “Anniversary Date”), the Advances.  In other words, the Opex Contribution and the Advance were not refundable under the terms of the CA.

We and MSFT set targets for each of the content procurement and distribution channel goals described above.  At the inception of the partnership, we and MSFT jointly developed business plans for the LLC.  Initially, the LLC would focus on distributing digital content within the U.S.  Distribution systems outside the U.S. needed additional development and were slated to be rolled out in stages over the first half of the term of the CA.  The forecasts associated with these business plans indicated that MSFT would receive revenue sharing payments not only equal to all of the Opex Contributions and Advances paid to the LLC over the term of the CA, but would in fact receive substantially more.  The bulk of these revenue sharing payments were projected to occur in the last three years of the CA.

The LLC was selling digital content through the NOOK devices and then-existing apps from the first day of the LLC’s operations.  In addition, within the first three months of operations, the LLC began distributing content through an app on the Win 8 platform and initiated development of other apps for future digital content distribution.  In addition, the LLC began to see significant weakness in the demand for NOOK devices, beginning with the 2012 holiday shopping season.  Prior to the end of the 2013 fiscal year, the LLC incurred an inventory-related charge of $222 million.  In addition, the LLC incurred hundreds of millions of dollars of expenses associated with the development of new devices, apps and other software-based digital content delivery systems.  These costs contributed substantially to the $400 million pre-tax loss incurred by the LLC in the partial year ended April 27, 2013.  While digital content sales were also falling short of the earlier projections, estimates prepared at the end of fiscal 2013 showed virtually no change to the amounts that the LLC would pay to MSFT in revenue sharing arising from digital content sales through the end of the term of the CA.  In addition, those same estimates indicated that the LLC would likely make revenue sharing payments to MSFT over the succeeding seven months (i.e., the first Anniversary Date) that would be equal to at least a substantial portion of the Opex Contributions made through April 27, 2013.  Given our and MSFT’s respective successes prior to forming the LLC, and given the expectations of digital content sales increases resulting from the launch of Win 8 and the other channels that we and MSFT would develop, management believed at that time that these estimates were reasonable.

ASC 740-10-10-1 states that one objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year.  A second objective is to recognize deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an enterprises financial statements or tax returns.  ASC 740-10-10-2 recognizes and acknowledges that certain constraints exist with regard to the second objective.  One of the constraints acknowledged is that information about the future is limited.

To implement the two objectives stated in ASC 740-10-10-1 in light of the constraints acknowledged in ASC 740-10-10-2, ASC 740-10-25-2 lays out the four basic principles to be applied in accounting for income taxes at the date of the financial statements.  Of those four principles, two need to be addressed in our response to the comment above.

The first principle is that “A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year.”  The second principle is that “A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary difference and carryforwards.”

MSFT had paid Opex Contributions equal to $18.75 million to the LLC.  Pursuant to the CA, these amounts were treated as a capital contribution for income tax purposes.  If the LLC did not repay this amount by the first Anniversary Date, then MSFT would have been entitled to tax loss allocations by the amount of the shortfall.  This would have resulted in a book – tax difference to this extent.  As of this date, however, we did not believe that we had enough evidence to conclude that MSFT would not recoup this amount through the revenue share payments that the LLC would make through November 2013.  As noted above, plans prepared earlier in the fiscal year suggested that MSFT would receive at least this amount by the first Anniversary Date.  While net revenue through April 27, 2013 fell well short of those forecasts, we continued to believe at that time that revenue sharing over the succeeding seven months would in fact be equal to at least a substantial portion of the Opex Contributions made through April 27, 2013.  With respect to the Advance, given the silence in the LLC Agreement as to the income tax treatment, which as noted above might have suggested a different income tax treatment as compared to the Opex Contribution, and the forecasted repayment over time, there was no book – tax difference at the end of fiscal 2013.  In summary, based on the facts and circumstances known at that time, we believe our tax provision at April 27, 2013 properly reflected no book-tax difference with respect to the Advance and the Opex Contribution.

In a previous submission to you, we had stated that the LLC treated the Advance in a manner similar to the Opex Contribution for tax reporting purposes (i.e., as a capital contribution with offsetting expense or loss allocations to the extent that the Advance was not repaid through revenue sharing).  It is important to note, however, that for the reasons discussed below, this was the case for the fiscal year ended April 28, 2014.  For the reasons discussed above, this was not the case for April 27, 2013.  In other words, the different tax treatments between fiscal 2013 and fiscal 2014 were the result of very different factual circumstances.  However, we appreciate that the complete basis for our position may not have been clear in our prior response and that there may have been some concern that our tax provision may have been different had we reached a different conclusion.  We believe that this would not have been the case.

The LLC was a domestic entity that was treated as a partnership for income tax purposes.  Generally speaking, a company would record a deferred tax asset in respect of a basis difference in a domestic entity that is treated as a partnership for tax purposes.  This would be particularly true if the book - tax differences in the basis was expected to reverse through allocations of revenue or expense and not, for example, by a sale of the entity.

As indicated above, we did not believe we had a book - tax difference at April 27, 2013 with respect to our interest in the LLC.  However, had we concluded differently at that time, the book - tax difference would have been a result in the timing of allocations of revenue and expense as compared to the timing of the revenue sharing payments, the Opex Contributions and the Advances.  As noted above, the forecast of the LLC’s net revenue demonstrated clearly at April 27, 2013 that the LLC was expected to fully repay these amounts over the term of the CA (and in fact pay substantially more).  Thus, had a book - tax difference existed at April 27, 2013, it would have been expected to reverse through future allocations.  Therefore, we would have recorded a deferred tax asset which would have been a temporary and not a permanent difference.  Our total tax provision at the end of fiscal 2013 would not have changed.  Further, we do not believe this would have had a material impact on our balance sheet.

Lastly, we would point out that our tax provision for the 2014 fiscal year reflected a permanent difference in respect of the Advance and the Opex Contribution.  The reason for this treatment in fiscal 2014 is directly related to our announcement in conjunction with the filing of our Form 10-K for fiscal 2014 that we intended to separate the Company into two different publicly-traded entities.  More specifically, the plan of separation, which was developed in the fourth quarter of fiscal 2014, envisioned several steps.  The first step called for MSFT to exchange its partnership interest in the LLC for shares in the corporation through which we had invested in the LLC.  This same corporation, under the plan of separation as it existed at that time, was expected to be separated from us and would have been the sole owner of the LLC at the time of separation.  As a result of this planned exchange, the LLC would have gone from having multiple members and being treated as a partnership for income tax purposes to having a single member and would have been treated instead as a branch of the corporation that was to be separated from us.  This change in the LLC’s tax treatment was expected to eliminate any existing outside basis difference in the LLC in a non-recognition (i.e., tax-free) transaction for income tax purposes.

As of the end of fiscal 2014, we believed there was a book – tax difference in the outside basis of the LLC.  The plan to separate the Company that existed at the end of fiscal 2014 was a materially different fact as compared to the facts that existed at the end of fiscal 2013.  As indicated above, as a function of the separation, we expected the book – tax difference in the outside basis of the LLC to be eliminated without being recognized for tax purposes.  As a result, we viewed the difference as a permanent difference at the end of fiscal 2014.

In summary, the venture with MSFT was a very complicated transaction, governed by a number of legal agreements.  It was also very ambitious in the scope and breadth of its commercial ambitions.  April 27, 2013 represented only a partial year of LLC operations.  For the reasons described above, we believe that our view that there was no book – tax difference in respect of our ownership of the LLC represents a valid judgment of the facts known at that time as interpreted within the meaning of ASC 740.  We also believe that a conclusion that there was in fact a book – tax difference would have been a temporary difference which would have resulted in no change to our overall income tax provision and an immaterial change to our deferred tax assets at that date.  Lastly, we believe that our income tax provision as of the end of fiscal 2014 properly reflected our expectation that, as a result of the announced separation (which is currently on file with the SEC in a Form S-1 and is under review by Corp Fin), the book – tax difference that we believed existed in our books was in fact a permanent difference.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact Peter Herpich at (212) 633-3261 or by email at pherpich@bn.com.

Sincerely,

/s/ Peter M. Herpich
Peter M. Herpich
Vice President, Corporate Controller
(principal accounting officer)
Barnes & Noble, Inc.

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